Via Facsimile and U.S. Mail
Mail Stop 6010

January 23, 2007

Mr. Michael G. Bansley
Chief Financial Officer
Advanced Biotherapy, Inc.
141 West Jackson Boulevard
Suite 2182
Chicago, IL 60604

Re: Advanced Biotherapy, Inc
Form 10-KSB for the Fiscal Year Ended December 31, 2005
Filed March 31, 2006
File No. 0-26323

Dear Mr. Bansley:

We have reviewed your December 21, 2006 letter and your amended reports filed on January 12, 2007 in response to our December 1, 2006 comments and have the following comments. Where indicated, we think you should revise your Form 10-KSB for December 31, 2005 and, as necessary, your subsequently filed Forms 10-QSB in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A Filed January 12, 2007

Item 6. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 17

Fiscal 2005 Compared to Fiscal 2004 (As Restated), page 20

1. We note the revisions made in response to our prior comment number one. Please
   revise your results of operations discussion to remove the reference to "Vesting of
   Options and Warrants (non-cash)", as it is no longer applicable. This also refers
   to the MD&A disclosure contained in all of your amended Forms 10-QSB.

Item 8A. Controls and Procedures, page 20

2. Please revise your disclosure to clarify how you concluded, despite the
   restatements, that your disclosure controls and procedures were effective.
   Further, your disclosure in the first paragraph on page 21 states that you believe
   that "internal controls and procedures continue to be adequate". Please revise
   your language here to be consistent with Item 307 of Regulation S-B, which
   requires that your certifying officers disclose their conclusions regarding the
   effectiveness (not adequacy) of disclosure controls and procedures.

Exhibit 31.1 & 31.2 – Rule 13a-14(a)/15d-14(a) Certifications

3. Please refer to the revised certifications included in your amended Form 10-KSB
   and Forms 10-QSB. Please revise your reports to the language in paragraph 4 c)
   in its' entirety. Refer to paragraph (31) of Item 601 of Regulation S-K.

*   *   *   *

As appropriate, please amend your amended Form 10-KSB for December 31,
2005 and, as necessary, your subsequently filed amendments to Forms 10-QSB and
respond to this comment within 10 business days or tell us when you will provide us with
a response. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment(s) that keys your
responses to our comment and provides the requested information. Detailed cover letters
greatly facilitate our review. You should furnish the letter on EDGAR under the form
type label CORRESP.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Lisa
Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions
regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant